FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Letter to the Bombay Stock Exchange, dated September 17, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICICI Bank Limited

Date:	September 18, 2008	By:	/s/ Mehernosh Kapadia
			Name :	Mehernosh Kapadia
			Title :	General Manager & Joint Company Secretary

Item 1

September 17, 2008

Mr. Gopalkrishna Iyer
General Manager - Department of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers, 1st Floor
Dalal Street
Mumbai 400 051

Dear Sir,

ICICI Bank denies malicious rumours of sale of shares by top management.

It has been brought to the notice of ICICI Bank that a malicious rumour is being spread to the effect that some of the top management have been selling ICICI Bank shares for the last few days. These rumours are baseless and irresponsible, and no shares have been sold by members of the top management of the Bank during the current year. ICICI Bank is taking up this matter with regulatory authorities for necessary action against those responsible for the rumours.

Yours faithfully,

Mehernosh Kapadia